Exhibit 1.1
Organizational Agreement, dated as of June 23, 2006, by and between Xethanol Corporation and Global Energy and Management LLC.

ORGANIZATIONAL AGREEMENT

This Organizational Agreement is made as of the 23rd day of June, 2006 by and among Xethanol Corporation, a Delaware corporation with an address at 1185 Avenue of the Americas, 20th Floor, New York, NY 10036 ("Xethanol"), Global Energy and Management, LLC, a Connecticut limited liability company with an address at 130 Captains Drive, Westbrook, CT 06498 (“Global”) and NewEnglandXethanol, LLC, a Delaware limited liability company with an address at 130 Captains Drive, Westbrook, CT 06498 (the “Company”).

RECITALS:

I. Xethanol and Global (each, a “Member” and, together, the “Members”) have formed the Company for the purpose of initiating, developing, investing in and managing projects for the production of ethanol in the States of Connecticut, Massachusetts, Rhode Island, New Hampshire, Vermont and Maine (the “Territory”); (ii) engaging in any or all general business activities that may be related or incidental to, or may appear conducive or expedient for the accomplishment of, the foregoing ; and (iii) engaging in any business or activity that might be engaged in or carried on by a limited liability company formed under the Act. Each Member will have an interest in the Company as set forth in this Agreement.

II. The Members have agreed upon the method by which they will manage the ethanol projects to be engaged in by the Company and upon certain financial obligations that they will have to each other and the Company. They wish to set forth their understandings and agreement in this Agreement.

NOW, THEREFORE, in order to evidence their mutual agreements and understandings concerning the subject matter hereof, the parties hereto agree as follows:

1. Organization of the Company.

1.1  Organization and Initial Ownership Interests. On the date hereof, the parties will execute the NewEnglandXethanol Operating Agreement (the “Operating Agreement”) that is attached to this Agreement as Exhibit A and will take or cause to be taken all such further action as may be necessary or proper to effect the existence of the Company under the laws of the State of Delaware. Pursuant to the Operating Agreement, Xethanol will own 5 Units of Interest as a Class A Member in the Company and Global will own 5 Units of Interest as a Class B Member in the Company. In consideration for such Interests,

1.1.1  Global will contribute the sum of $1,500,000 to the capital of the Company. Such sum will be payable in three installments. The first installment of $250,000 will be payable concurrently with the execution of this Agreement and the Operating Agreement (the “Effective Date”). The second installment of $250,000 will be payable ninety (90) days from the Effective Date. The third installment of $1,000,000 will be payable upon on the date on which the construction of the first Facility (as hereinafter defined) is approved by the Members.

1.1.2  Xethanol will grant the Company and each Special LLC (as hereinafter defined) a non-exclusive license to use (without the right to sublicense) in the Territory all of its intellectual property that is useful in developing or operating Facilities including, but not limited to, patents and know-how relating to ethanol production and the engineering of biorefineries for ethanol production, feedstock analysis and procurement, plant location, strategic alliances, customers, corporate branding, plant management, recruitment and training. Xethanol will provide such information to the Company and to each Special LLC upon request, and will furnish them with reasonable assistance to use such information for the purposes of development and operation of the Facility being developed by the relevant Special LLC. All of such information shall be deemed to be, and shall be treated by Global, the Company and each Special LLC as, Confidential Information in accordance with the provisions of Section 5.1 of this Agreement.

2. Project Management. The Company, with the assistance of Global and Xethanol, will be responsible for site selection and acquisition, the development of facilities for the production of ethanol and the management of those facilities, in accordance with the following:

2.1  The facilities which the Company will develop pursuant to this agreement will be biorefineries for the production of ethanol, each having an annual production capacity of 40,000,000 barrels of ethanol per year (each, a “Facility”).

2.2  The Company and Global will identify sites within the Territory for the proposed location of Facilities. Upon identification of each site, the Company will so notify the Members and, upon approval of such site by the Members, the Company and Global will commence negotiation for the acquisition or lease of such site.

2.3  Upon identification of a site for a Facility, the Company and Global shall cause a Bankable Feasibility Study with respect to such facility and its operation, to determine whether or not such Facility can support a stand-alone capital structure (each, a “Study”). Among other things, each Study will set forth the risks and returns applicable to each Facility, the terms and conditions for the financing of such facility and a preliminary analysis of available feedstock, pricing and quantity. The Study will include financial modeling illustrating total required capital investment for the Facility and proposed financing terms, operating cash flow scenarios, debt servicing (with coverages) and returns on membership interests.

2.4  If the Company and Global are successful in procuring a site, the Study applicable to such site is acceptable to both Global and Xethanol and the Company has been able to procure financing for the construction and operation of the applicable Facility that is acceptable to both Global and Xethanol, then the Company will form a single-purpose limited liability company (a “Special LLC”), of which the Company will be the sole Member, which will (a) acquire or lease that site, (b) conduct such environmental and other tests as are required, (c) engage engineers, architects and other professional advisors as may be necessary for the development of a Facility on such site, (d) enter into contracts for the construction of, and effect the construction of, such Facility and (e) operate such Facility, directly or under contract with third parties.

2.5  The Company will, and Global and Xethanol will assist the Company to, raise investment capital from third parties for purposes of funding the development and operation of each Facility. Xethanol will have the right, but not the obligation, to invest in any or all of such Special LLCs, on the same terms as are offered to third party investors. Such investment may be made, at the option of Xethanol, in either the applicable Special LLC or the Company, in which latter event the percentage interest to be obtained by Xethanol in the Company shall be agreed upon by Global and Xethanol or, in the absence of such agreement, determined by arbitration held before a single arbitrator sitting in New York, NY, and appointed and acting in accordance with the commercial arbitration rules of the American Arbitration Association then in effect.

2.6  Subject to obtaining necessary approvals from Xethanol as the Class A Member of the Company, Global shall cause the commencement of construction (or, in the case of conversion of an existing facility to become a Facility, the commencement of such conversion) of at least one (1) Facility during 2006 and shall cause the commencement of construction (or, in the case of conversion of an existing facility to become a Facility, the commencement of such conversion) of at least one (1) additional Facility during 2007.

2.7  Lee A. Tyrol, a Member of Global (“Tyrol”), or, if Tyrol is unable to serve, Global or another person designated by Global and reasonably acceptable to Xethanol, will be the Manager of each Special LLC; provided, however, that such Manager, will not have the right without the consent of the Members to:

2.7.1  lease, license or purchase any material assets;

2.7.2  sell, lease, license or make any other disposition of any material assets of the Special LLC, other than in the ordinary course of its business;

2.7.3  borrow money which is not for use in the ordinary course of business of the Special LLC;

2.7.4  make any loan on behalf of the Special LLC, or advance credit on behalf of the Special LLC (other than in the ordinary course of its business), or authorize the guarantee by the Special LLC of any obligation of any third party; or

2.7.5  issue any additional Membership Interests in the Special LLC, or the right or option to acquire any such interests, or any security convertible into such interests, other than (a) to employees, consultants and others providing services to the Special LLC, pursuant to plans or other arrangements approved by the Member.

2.7.6  Confess a judgment against the Special LLC, or the consent to the entry of any such judgment;

2.7.7  on behalf of the Special LLC, enter into any transaction or agreement of any nature, or modifying any agreement, with any person or firm which is an Affiliate of Global

2.8  Global will provide the Company and each Special LLC with the services set forth on Schedule A to this Agreement.

2.9  The Company will compensate Global and Xethanol for the services rendered pursuant to this Section 2 (other than, in the case of Xethanol, Sections 2.6 and 2.7) by payment to them of the amounts set forth in Sections 3.2 and 3.2, respectively. The Company will provide Global with such office space and secretarial and administrative assistance as he shall reasonably require in rendering his services as required hereunder.

3  Financial Obligations.

3.1  In consideration of the services to be rendered by Global as provided in Section 2.4., the Company will cause each Special LLC to pay Global a management fee as follows:

3.1.1  Commencing on the date that such Special LLC acquires title or enters into a long-tem lease to the property on which a Facility is to be built and ending on the earlier of (a) the date on which the applicable Facility first produces ethanol in commercial quantities or (b) the Company elects to discontinue development of that Facility, a monthly fee of $15,000 per month, which fee shall be payable on the tenth day of each month during the period.

3.1.2  Commencing on the date that such Special LLC first produces ethanol in commercial quantities and thereafter until the first calendar month in which the operating cash flow of such Special LLC is positive, a monthly fee of $15,000 per month, which fee shall be payable on the tenth day of each month during the period.

3.1.3  Commencing with the first month following the first calendar month in which the operating cash flow of such Special LLC is positive, a monthly fee equal to the greater of (s) $15,000 or (b) the sum of (x) 3% of the gross revenues of the applicable Facility and (y) the net income (determined in accordance with generally accepted accounting principles consistently applied) of such Special LLC with respect to such month, which fee shall be payable on the tenth day of each month during the period.

3.2  In consideration of the services to be rendered by Global in accordance with Section 2.1, commencing on the Effective Date, the Company will pay Global the sum of $15,000 per month, plus expenses reasonably incurred by Global in rendering such services.

3.3  In consideration of the services to be rendered by Xethanol in accordance with Sections 2.1 through 2.5, inclusive, commencing on the date on which each Project is approved by the Company and ending on the date on which the Plant constructed as part of such Project first produces ethanol for commercial sale, the Company will pay Xethanol the sum of $10,000 per month with respect to each such Project.

3.3.1  In consideration of the license granted by Xethanol in Section 2.5, the Company and each Special LLC shall, jointly and severally, pay Xethanol the amounts set forth Section 5.2.4 of the Operating Agreement.

4  Equity Interests.

4.1  Concurrently with the execution of this Agreement, Xethanol shall issue Global warrants to purchase 20,000 shares of Xethanol’s Common Stock, par value $.001 per share. Such warrants shall be identical in form to the Class B Warrants issued to certain investors and attached as an exhibit of Xethanol’s form 8-K filed with the Securities and Exchange Commission on April 7, 2006, except that:

4.1.1  Such warrants shall have an exercise price of $6.85 per share;

4.1.2  Such warrants shall be exercisable for a 3-year term commencing on the first anniversary of the date of this Agreement; provided, however, that such warrants shall become exercisable immediately upon the occurrence of a Change of Control Event, as defined in Section 4.2.

Subject to (a) compliance with applicable securities laws and regulations and (b) the consent of Xethanol, which consent shall not e unreasonably withheld, Global may distribute (or direct that Xethanol issue such warrants directly to) Global’s management, key advisors and directors.

Xethanol shall use reasonable efforts to include the shares underlying such warrants in any registration statement filed with the Securities and Exchange Commission, subject to (w) Global or the then holders of such warrants complying with such reasonable and customary requirements as Xethanol may request, including the providing of information and the entering into of customary indemnification agreements, (x) Global or the then holders of such warrants complying with such reasonable and customary requirements as any underwriter with respect to such registration may request, (y) cutbacks or limitations imposed by other holders of securities to be included in such registration statement and (z) or limitations imposed by any underwriter of the securities to be included in such registration statement.

4.2  Effective on and after the occurrence of a Change of Control Event with respect to Xethanol, Global shall have the option (the “Change of Control Right”), to require Xethanol to purchase the interest of Global in the Company in exchange for shares of the Common Stock of Xethanol. Global shall exercise its Change of Control Right, if at all, by giving Xethanol written notice of its election to do so within ten (10) days of the date the applicable Change of Control Event becomes effective. If Global shall exercise his Change of Control Right, Xethanol shall issue and deliver to Global as consideration for entire interest of Global in the Company, such number of shares of Xethanol Common Stock as Xethanol and Global may agree or, if no such agreement is reached within thirty (30) days of written notice from Global to Xethanol that it is exercising its Change of Control Right, such number of shares as is equal to (a) the value of Global’s interest in the Company, as determined by an investment banker mutually agreeable to Global and Xethanol, divided by (b) the average closing price of Xethanol Common stock for the 15 days preceding the date on which the valuation of Global’s interest in the Company is received from such investment banker, multiplied by (c) 0.95. For purposes of this Section 4.1, a Change of Control Event shall mean the approval by the stockholders of Xethanol, and the completion of the transaction resulting from such approval, of (A) the sale or other disposition of all or substantially all the assets of the Company or (B) a complete liquidation or dissolution of the Company; or the acquisition by any entity or individual of all or substantially all of the capital stock of the Company, other than in connection with a corporate reorganization of Xethanol.

4.3  Effective on and after the first anniversary of the date of this Agreement, Global shall have the option (the “Put Right”), to require Xethanol to purchase the interest of Global in the Company in exchange for shares of the Common Stock of Xethanol. Global shall exercise its Put Right, if at all, by giving Xethanol written notice of its election to do so. If Global shall exercise its Put Right, Xethanol shall issue and deliver to Global as consideration for entire interest of Global in the Company, such number of shares of Xethanol Common Stock as Xethanol and Global may agree or, if no such agreement is reached within thirty (30) days of written notice from Global to Xethanol that it is exercising its Change of Control Right, such number of shares as is equal to (a) the value of Global’s interest in the Company, as determined by an investment banker mutually agreeable to Global and Xethanol, divided by (b) ninety per cent (90%) of the average closing price of Xethanol Common stock for the 15 days preceding the date on which the valuation of Global’s interest in the Company is received from such investment banker.

5  Miscellaneous.

5.1  Services of Global. Global shall fulfill all of its obligations contained in this Agreement by providing the services of Tyrol to the extent necessary to fulfill such obligations, without cost or expense to the Company other than the compensation to be paid to Global as provided herein.

5.2  Confidentiality. All information received by any party with respect to the business and affairs of the Company or any Special LLC shall be considered confidential and shall not be utilized by any other party for its advantage or disclosed to others to the detriment of such party; provided, however, that this sentence is not intended to and shall not prevent any disclosure of information relating to the Company or any Special LLC to the professional advisors or agents of any party nor to prevent any disclosure to the extent required by law, provided that they are subject to obligations with respect to the confidentiality and use of such information that are the same as contained in this Section 5.1. Confidential information shall be deemed to include all information disclosed by Xethanol pursuant to the provisions of Section 2.8.

5.3  Expenses. Each party hereto shall pay his, her or its own expenses in connection with the preparation of this Agreement and the consummation of the transactions contemplated herein.

5.4  Notices. All notices, requests, demands or other communi-cations required or authorized or contemplated to be given under this Agreement shall be in writing and shall be deemed to have been duly given if hand delivered or sent by certified or registered mail, postage prepaid, and addressed to a party at its address as first set froth above, or at such other address as any party may from time to time furnish to the other party by a notice given in accordance with the provisions of this Section. All notices shall be deemed given (i) two business days after deposit into the U.S. Mail, or (ii) when personally delivered in the manner provided in this Section.

5.5  Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

5.6  Assignment. This Agreement may not be assigned by any party without the prior written consent of all of the parties hereto; provided that Associates may assign this Agreement to any entity which is controlled by or is under common control with it, without consent. Any attempt to assign this Agreement without the required consent shall be void. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective heirs, successors and assigns.

5.7  Entire Agreement. This Agreement, together with the Exhibits hereto, contains the entire understanding between the parties hereto concerning the subject matter hereof and may not be changed, modified, altered or amended except by an agree-ment in writing executed by the parties hereto.

5.8  Amendments. Any change, modification, alteration or amendment shall be effective only in the specific instance for the specific purpose for which given. Any waiver by either party of any of its rights under this Agreement or of any breach of this Agreement shall not constitute a waiver of any other rights or of any other future breach.

5.9  Applicable Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York for contracts to be performed wholly within the State of New York, without reference to conflict of law principles.

5.10  Jurisdiction and Venue. In the event that any legal proceedings are commenced in any court with respect to any matter arising under this Agreement, the parties agree that:

5.10.1  The courts of the State of New York and/or the United States Federal Courts located in the State of New York shall have exclusive jurisdiction over each of the parties hereto and over the subject matter of any such proceedings; and

5.10.2  the venue of any such action shall be in New York County, New York and/or the United States District Court for the Southern District of New York.

5.11  Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of the terms and conditions contained in this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the day and year first above written.

Xethanol Corporation	Global Energy and Management, LLC

By:/s/ Christopher D’Arnaud-Taylor	By: /s/ Lee R. Tyrol
Christopher D’Arnaud-Taylor	Lee R. Tyrol
CEO	President and CEO

Schedule A
Services to be Provided by Global

1.  The selection, employment, promotion, discharge and supervision of the executive staff and through the executive staff, the hiring, promotion, discharge, and work of all other operating and service employees performing services on behalf of each Special LLC and relating to each applicable Special LLC. All employees shall be on the payroll of the applicable Special LLC. The decision in regard to any change or replacement of employees shall be at the sole discretion of Global.

2.  The establishment of all prices and rate schedules for the products produced by the applicable Special LLC, and the negotiation and entering into of all contracts for the sale of its products by the applicable Special LLC.

3.  The negotiation and arranging of contract for the acquisition of feedstock, utilities and other goods and services required for the operation of the applicable Facility, and the monitoring, supervision of the performance of third parties under and enforcement of such agreements.

4.  Applying for, obtaining, and maintaining in the name of the applicable Special LLC all licenses and permits required of in connection with the operation of the applicable Facility. The applicable Special LLC shall execute and deliver any and all applications and other documents necessary therefor and to cooperate to the fullest extent possible with Global in the performance of these obligations.

5.  The submission to the Company for its approval of an annual budget of operations thirty (30) days before the commencement of each fiscal year. Global may deviate from such budget if in its reasonable judgment a deviation is necessary or desirable for the efficient operation of the Facility, subject to the approval of the Company, unless in the judgment of Global, the expense in question must be incurred as an emergency expense.

6.  The implementation and maintenance of suitable accounting and internal control systems.

7.   Performing all acts reasonably necessary in connection with the operation of the applicable Facility in an efficient and proper manner.